Wolfspeed, Inc.

4600 Silicon Drive

Durham, North Carolina 27703

September 25, 2025

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenny Oshanick

Re:	Wolfspeed, Inc. (the “Company”) and Wolfspeed Texas LLC (together with the Company, the “Applicants”)

Request for Acceleration – Application for Qualification of Indenture on Form T-3 With Respect to 2.5% Convertible Second Lien Senior Secured Notes due 2031, 2.5% Convertible Second Lien Senior Secured Notes due 2031-R, and 7.00%/12.00% Second Lien Senior Secured PIK Toggle Notes due 2031

File No. 022-29128

Ladies and Gentlemen:

We refer to the Application for Qualification of Indenture on Form T-3 with respect to 2.5% Convertible Second Lien Senior Secured Notes due 2031, 2.5% Convertible Second Lien Senior Secured Notes due 2031-R, and 7.00%/12.00% Second Lien Senior Secured PIK Toggle Notes due 2031 (File No. 022-29128) (as amended) (the “Form T-3”), of the Applicants.

In accordance with Section 307(c) of the Trust Indenture Act of 1939, as amended, the Applicants hereby request acceleration of the effective date of the above referenced Form T-3 to 10:00 a.m. Eastern Time, on September 29, 2025, or as soon as possible thereafter as practicable.

Please contact Roderick O. Branch at (312) 876 6516 as soon as the Form T-3 has been declared effective, or if you have any other questions or concerns regarding this matter.

[signature page follows]

Sincerely,

Wolfspeed, Inc.

/s/ Melissa Garrett
Name: Melissa Garrett
Title: Senior Vice President – Legal & Secretary

cc:	Tad J. Freese, Esq.

Latham & Watkins LLP

Senet S. Bischoff, Esq.

Latham & Watkins LLP

Roderick O. Branch, Esq.

Latham & Watkins LLP

Richard Kim, Esq.

Latham & Watkins LLP

[Signature Page to Acceleration Request Letter]